

Mail Stop 4561

September 21, 2017

Jagtar S. Chaudhry
Chief Executive Officer
Zscaler, Inc.
110 Rose Orchard Way
San Jose, California 95134

  **Re:**  **Zscaler, Inc.**
     **Draft Registration Statement on Form S-1**
     **Confidentially Submitted August 25, 2017**
     **CIK No. 0001713683**

Dear Mr. Chaudhry:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.  Since it appears that you will be a "controlled company" provide such disclosure on the cover page, and discuss the resulting implications in the summary and risk factors. Furthermore, please specify on the cover page the percentage of the voting power of your outstanding common stock that will be controlled by your chief executive officer.

Prospectus Summary

Competitive Strengths, page 5

2.  To the extent that the Gartner reports referenced in this section identified any material business challenges facing the company, ensure that you balance your disclosure to discuss such challenges. Also, where you reference Gartner's estimate of size of the MPLS market, ensure that you state whether your solutions are aimed at a specific subset of this market, and quantify the subset.

3.      You estimate, based on the use of IDC data, that almost $16 billion annually is spent on disparate security appliances to perform the functions in the platform.  Please provide us with the relevant portions of this report and explain the methodology used to extrapolate this estimate.  To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Risks Associated with Our Business and Investments in Our Common Stock, page 6

4.      Revise your discussion pertaining to risks related to intellectual property litigation to disclose the lawsuit involving Symantec and the resulting risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Growth Strategies, page 61

5.      Balance your disclosure to discuss material challenges and risks related to the identified growth strategies.  For example, you indicate that you intend to expand into additional market segments, including governments and international markets.  As such, it appears you should discuss the corresponding challenges and risks.  Refer to Section III.A of SEC Release No. 33-8350.

Certain Factors Affecting Our Performance

New Customer Acquisition, page 63

6.      You provide your customer count as of April 30, 2017; however, to provide context and comparability, revise to provide customer counts for the financial statement periods.

Investing in Business Growth, page 64

7.      Revenues from your channel partners increased from 80% of total revenue for the fiscal year ended July 31, 2015, 84% for the year ended July 31, 2016, and 88% for the nine months ended April 30, 2017.  We also note your disclosure on page 69 indicating that: during fiscal 2018, you intend to increase sales and marketing expenses; you will grow your sales force; and you expect this category of expenses to be your largest operating expense category.  To the extent the increase in revenues to channel partners, relative to direct sales, represents a material trend and/or a strategic goal, discuss the trend and resulting implications, such as potential impacts on your operating and net income, if material.

Key Business Metrics and Other Financial Measures, page, page 66

8.      You present information on the 2015 Customer Cohort Contribution Margin, yet do not identify this measure as a key business metric. Please tell us what consideration you gave to presenting contribution margin as a key business metric.

Business

Overview, page 88

9.      You state that "[y]our solutions also offer a lower total cost of ownership as compared to existing approaches because [y]our platform eliminates the need for organizations to buy and manage a variety of appliances that need to be maintained by a large number of highly skilled security personnel, who are expensive and in increasingly short supply." Expand to provide substantiation for this conclusion, or advise.

Growth Strategies

Leverage channel partners to participate in cloud transformation initiatives, page 97

10.      Describe the nature and key terms of the agreements with your channel partners.

Certain Relationships and Related Party Transactions, page 130

11.      We note your disclosure on page 117 indicating that you approved the payment of fees in the amount of $125,000 on behalf of Mr. Chaudhry in connection with a filing made under the Hart Scott-Rodino Antitrust Improvements Act. Disclose this transaction, or advise. Refer to Instruction 1 to Item 404(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Costs to Obtain and Fulfill a Contract, page F-11

12.      Please revise to disclose the method by which you amortize the initial commission costs over the five-year period of benefit. Refer to ASC 340-40-50-2.

Note 8. Equity Award Plan, page F-24

13.      Please tell us the fair values of your common stock used in estimating the fair values of your stock options granted during fiscal year 2016 and up to the date on which your financial statements are available for issuance. Reconcile and explain any significant differences between the fair values of your common stock underlying the granted options and the fair values of your common stock implied by your issuance of Series D preferred stock at $5.9768

per share as disclosed on page F-21 and that implied by the one-time compensation charge of $4.4 million as a result of the secondary stock purchase transaction noted on page F-31.

Other

14.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

15.  Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.  Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng for

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc:  Mark Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.